FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Dec 20, 2004

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 20, 2004

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Diretoria de Administração e Finanças e de Relações com Investidores
Sadia S.A.
Rua Fortunato Ferraz, 659 - 2º andar
05093-901 - São Paulo - SP – Brasil
Tel. 55 11 3649 3465 / 3649 3888
Fax 55 11 3649-1535

São Paulo, December 16th 2004

MARKET ANNOUNCEMENT

On December 16th, Sadia hosted a lunch for representatives of the Brazilian press, with the presence of the company's president, Walter Fontana Filho and a number of directors. The topics discussed ranged from exports to capital expenditures, Christmas 2004 sales, Sadia's 2004 results and the outlook for 2005. The salient points were as follows:

•	2004 was a very good year for Sadia. Gross operating revenues amounted to R$5.3 billion through September, not at all far from the R$5.9 billion for the entire year of 2003;

•	Gross revenues for the full year 2004 should end up 20% higher than for 2003;

•
Exports were one of the high points of 2004. Sadia expects to export R$3.3 billion this year, more than US$1 billion and equivalent to slightly over 50% of total gross revenue for the year. Gross export revenues had already reached R$2.7 billion by September;

•
This year, Sadia established its position as a member of the select group of the ten largest exporters in the country. In October, Sadia was in 8th place in the ranking of largest exporters released by Secex and in 7th place by net overseas sales. On a year-to-date basis, it is in 10th place;

•	Expectations are that this will be the best Xmas sales season of the past three years. Sales revenues are projected to increase 10% over the 2003 Xmas season;

•
Capital expenditures totaled R$220 million during the year, well in excess of the originally budgeted R$150 million. R$30 million was spent on the new Ponta Grossa (PR) Distribution Center, inaugurated in early December, while the rest went on plant maintenance and an updating of the company's ERP system;

•	EBITDA is projected to exceed R$800 million for the year;

•
Sadia hired 5,000 new employees during 2004, bringing the total to over 39,000 employees by year-end. Brazil's Melhores&Maiores guide, edited by Exame magazine, ranks Sadia as Brazil's fifth largest employer, after Petrobras, Carrefour, the Pão de Açucar Group and the Post Office;

•	Sadia launched a total of 52 new products on the domestic market this year;

•
This year also marked the 60th anniversary of the founding of Sadia. Its "Sadia – 60 years" campaign received innumerous awards, including the “Grand Prix do Voto Popular” from About magazine, the “Marketing Best” award from Fundação Getúlio Vargas and the “Destaque no Marketing” from the Brazilian Marketing and Business Association.

Perspectives for 2005

•
Sadia has revised its 2005 capital expenditures plan upwards from R$350 million to R$500 million, of which R$185.3 million to be spent on the Uberlândia (MG) plant capacity expansion, as recently announced. The remainder will be invested on expanding production lines on the other existing plants. All those investments should generate another 4,000 jobs;

•	These investments should will be funded by BNDES and Sadia´s own resources;

•	With the Brazilian economy entering a phase of moderate but sustained growth, Sadia expects domestic sales to grow at the same pace as in 2004;

•
The outlook for exports is also positive. Export sales volume growth should post of between 10% and 12% over 2004 is projected. Russia is expected to reconsider its embargo on Brazilian meat products and the agreements with China and South Korea on sanitary standards offer new trade opportunities.

Best regards, Luiz Gonzaga Murat Júnior Administrative, Finance and Investor Relations Director